4600 Syracuse St., Suite 1100 Denver, Colorado 80237 (720) 493-4256

September 19, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing, via the EDGAR system, Post-Effective Amendment No. 191 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 192 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed under paragraph (a)(2) of Rule 485 under the Securities Act, for review and comment by the Staff of the U.S. Securities and Exchange Commission. The Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective 75 days after filing pursuant to Rule 485 (a)(2). No fees are required in connection with this filing.

The Amendment is being filed to register a new series to the Registrant designated as Transamerica Unconstrained Bond. The new series will offer Class A, Class C, Class I and Class I2 shares.

Please direct any comments or questions concerning this filing to the undersigned at (720)-493-4256.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.